TELEFAX

Danske Bank

Danske Markets / ALM
2-12 Holmens Kanal
1092 Copenhagen K
Telephone +45 33 44 00 00
Telefax +45 33 44 03 85

SUPPL

December 14, 2004

To:		From:	
Fax No.	+1 202 942 9628	Reference	Peter Holm / Knud Erik Kristensen
Company	Securities & Exchange Commissions	Fax No.	+45 33 44 03 85
Department	Office of International Corporation	Telephone No.	+45 33 44 04 20 / +45 33 44 04 12
Attention		No. of pages (incl. this page)	5

Please contact us immediately if you do not receive all the pages

Message:

File No 82-1263
Danske Bank A/S – Rule 12g-3-2(b)filings

Yours faithfully,

Danske Bank
Danske Markets / ALM

dlw 1/5

12055 2003.09

Danske Bank

Communications
Holmens Kanal 2-12
DK-1092 København K
Tel. +45 33 44 00 00
Fax +45 33 44 27 84

To the Copenhagen Stock Exchange
and the Press

December 14, 2004

Stock exchange announcement No. 22/2004

Danske Bank Group acquires banks in Northern Ireland and the Republic of Ireland

The Danske Bank Group has today signed an agreement with National Australia Bank to purchase Northern Bank in Northern Ireland and National Irish Bank in the Republic of Ireland, including the banks' activities in the Isle of Man. The two banks have been part of National Australia Bank's European organisation since 1987.

The Danske Bank Group will pay £967m in cash for the shares of the holding company National Europe Holdings (Ireland) Ltd. The purchase is subject to the approval of the competent authorities.

Danske Bank Group strengthens its position in the northern European market

With the purchase of the two banks, the Danske Bank Group takes a significant position in the banking markets in Northern Ireland and the Republic of Ireland, thereby strengthening its activities outside Scandinavia. The Danske Bank Group is the largest bank in Denmark and an important player in the Norwegian and the Swedish markets. The investment is in line with the increased focus on retail activities and the organisational adjustments mentioned in the stock exchange announcement of November 18, 2004.

Among the reasons that the Danske Bank Group decided to acquire banks in Northern Ireland and the Republic of Ireland are that the profiles and structures of the two banks match that of Danske Bank and the two economies are healthy and offer a solid basis for growth.

"The acquisition of the two banks supports the Danske Bank Group's ambition to expand its branch network outside Denmark," says chief executive Peter Straarup. "Ownership of two banks in Northern Ireland and the Republic of Ireland will enable us to utilise the Group's competencies, in particular regarding our product range, efficient and centralised working processes, and highly developed technological platform.

"Northern Bank and National Irish Bank have large branch networks and sound market positions in Northern Ireland and the Republic of Ireland. The investment enables us to develop the same high level of technology and products as in Danske Bank's branches in Scandinavia. We believe that we will be able to enhance customer offerings, efficiency and earnings in the two banks."

Northern Bank and National Irish Bank

Northern Bank is the largest retail bank in Northern Ireland, with about 2,300 employees, 95 branches and 13 business banking centres. Most of its customers are retail customers, but there are also a considerable number of large and small corporate customers. Northern Bank has 349,000 retail customers and total lending of £3.2bn.

National Irish Bank has a sound position in the banking market in the Republic of Ireland. It has about 800 employees, 59 branches and 13 business banking centres. In recent years, the bank has expanded its services for high-net-worth individuals and mid-sized corporate customers in addition to serving retail customers. National Irish Bank has 134,000 retail customers and total lending of €2.9bn.

The two banks will continue to operate under local management. Don Price, chief executive of the two banks, is expected to become a member of the Danske Bank Group's Executive Committee. Peter Straarup, chief executive of the Danske Bank Group, is expected to take the position of chairman of the boards of directors of Northern Bank and National Irish Bank after the acquisition.

The two banks will continue to operate under their own brand names.

Northern Bank and National Irish Bank have been the objects of inspection by the local regulatory authorities, and National Irish Bank has been involved in compliance lawsuits. The matters under investigation relate mainly to activities in the period from 1988 to 1998. The Danske Bank Group is of the opinion that these matters have been substantially dealt with and there are not likely to be any significant pending issues. The employees responsible for these matters are no longer on the staff. Nonetheless, these matters remain the seller's responsibility and Danske Bank will be fully indemnified should any claim arise.

The future

Danske Bank estimates that, at the current level of activity, costs at the two banks can be reduced by about 15%. Efficiency enhancements are expected to take place in the course of 2006 and 2007 – with full effect in the accounts from 2008. Danske Bank expects a positive effect on its earnings per share beginning in 2006.

The Danske Bank Group expects to add capabilities to the two banks in the form of an extension of the product range, a highly developed technological platform and lower unit costs that will all significantly strengthen the competitiveness of the banks.

The migration to Danske Bank's technological platform is expected to be completed by the end of the first half of 2006.

The two banks will be integrated in the new organisational structure of the Danske Bank Group. This means that administrative functions, finance, product development, communications, HR development, and development and support functions will be integrated in the Group's international retail banking platform.

The Danske Bank Group estimates that restructuring costs will total DKr1.5bn up to the end of 2006, when the IT conversion is expected to be completed.

The purchase price entails a total premium of about DKr7bn over the value of the assets, liabilities and shareholders' equity acquired, including a DKr1.2bn deficit (after tax) in pension funds related to the two banks.

Funding and capital structure

In connection with the acquisition, the Danske Bank Group expects to issue supplementary capital and hybrid tier 1 capital in a total amount of up to DKr7bn. The issues are made in part to fund the acquisition and in part to accelerate issues already planned. The funding will be underwritten by Goldman Sachs.

The purchase will temporarily reduce the Group's core capital as a result of the acquired goodwill and will increase the Group's risk-weighted assets.

With marginal deviations, the Group expects to meet its core capital and solvency ratio targets during 2005.

Outlook for 2004

The completion of the deal is subject to the approval of the relevant public authorities and the European Union. These approvals are expected by the end of the first quarter of 2005. The Group's outlook for its financial results and capital for 2004 is thus unaffected by the acquisition.

Core earnings are now expected to be at the level of DKr12bn for full-year 2004.

In its Interim report for 2004, Danske Bank announced that it would buy back own shares of a market value of up to DKr3.0bn in the second half of the year. As a consequence of the acqui-

sition, the repurchase in the second half of 2004 will be limited to a market value of up to DKr2.0bn. The Bank will make an announcement when the ongoing repurchase is completed.

Danske Bank will hold a conference call today at 3.00pm (CET). Information about how to access the conference call is available at www.danskebank.com/conferencecall.

More information about Northern Ireland, the Republic of Ireland and the two banks is available at www.danskebank.com/IR.

Danske Bank A/S is being advised by Goldman Sachs[1].

Danske Bank A/S

Steen Reeslev

Contact:
Peter Straarup, Chairman of the Executive Board, tel. +45 33 44 01 07
Press relations: tel. +45 33 69 82 24

[1] Goldman Sachs International ("Goldman Sachs"), which is authorised and regulated by the Financial Services Authority in the UK, is acting for Danske Bank A/S and no one else in connection with the transaction and will not be responsible to any person other than Danske Bank A/S for providing the protections afforded to the clients of Goldman Sachs nor for providing advice in relation to the transaction.

****
***   RX REPORT   ***
****

RECEPTION OK

TX/RX NO	9018
CONNECTION TEL	+45 33 44 03 85
SUBADDRESS	
CONNECTION ID	DB DEBT MARKETS
ST. TIME	12/15 02:57
USAGE T	03'27
PGS.	5
RESULT	OK